CONCORDIA INTERNATIONAL CORP

2017 ANNUAL

MANAGEMENT'S DISCUSSION AND ANALYSIS

MARCH 8, 2018

The following Management’s Discussion and Analysis (“MD&A”) summarizes Concordia International Corp.’s (“Concordia” or the “Company”, or “we” or “us” or “our”) consolidated operating results and cash flows for the years ended December 31, 2017 and 2016 and the Company’s balance sheets as at December 31, 2017 and 2016. The MD&A was prepared as of March 8, 2018 and should be read in conjunction with the audited consolidated financial statements and the notes thereto as at December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015, and previously filed MD&As. Financial information in this MD&A is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and amounts are stated in thousands of U.S. Dollars except per share amounts, which is the reporting currency of the Company, unless otherwise noted. The significant exchange rates used in the translation to the reporting currency are:

	US$ per Great British pound (£)
As at, and for the periods ended	Spot	Average
January 1, 2016 to March 31, 2016	1.4395	1.4321
April 1, 2016 to June 30, 2016	1.3395	1.4354
July 1, 2016 to September 30, 2016	1.3008	1.3136
October 1, 2016 to December 31, 2016	1.2305	1.2438
January 1, 2017 to March 31, 2017	1.2489	1.2387
April 1, 2017 to June 30, 2017	1.3004	1.2781
July 1, 2017 to September 30, 2017	1.3402	1.3088
October 1, 2017 to December 31, 2017	1.3494	1.3276

Certain prior period financial information has been presented to conform to the current period presentation.

Some of the statements contained in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). See “Forward-Looking Statements” for a discussion of certain risks, uncertainties, and assumptions relating to forward-looking statements. Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The results of operations, business prospects and financial condition of Concordia will be affected by, among other things, the “Risk Factors” set out in Concordia’s Annual Report on Form 20-F dated March 8, 2018 and other documents available on SEDAR at www.sedar.com, and filed with the United States Securities and Exchange Commission (“SEC”), available on EDGAR at www.sec.gov.

Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. See “Results of Operations”, "Selected Annual Financial Information", “Selected Quarterly Financial Information”, and “Non-IFRS Financial Measures”.

Forward-looking Statements
Certain statements contained in this MD&A constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"), which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Company’s management ("Management"). Statements concerning the Company’s objectives, goals, strategies, intentions, plans, beliefs, assumptions, projections, predictions, expectations and estimates, and the business, operations, future financial performance and condition of the Company are forward-looking statements. This MD&A uses words such as "believe", "expect", "anticipate", "estimate", "intend", "may", "will", "would", "could", "plan", "create", "designed", "predict", "project", "seek", "ongoing", "increase", "upside" and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of Management based on information currently available to them, and are based on assumptions and subject to risks and uncertainties. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this MD&A may contain forward-looking statements attributed to third-party industry sources.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other characterizations of future events or circumstances

Concordia Management's Discussion and Analysis	Page 2

that constitute forward-looking statements will not occur. Such forward-looking statements in this MD&A speak only as of the date of this MD&A. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•
the ability of the Company to compete against companies that are larger and have greater financial, technical and human resources than that of the Company, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by competitors;

•	the performance of the Company’s business and operations;

•	the Company’s capital expenditure programs;

•	the future development of the Company, its growth strategy (including its DELIVER strategy) and the timing thereof;

•	the acquisition strategy of the Company;

•	the Company’s ability to achieve all of the estimated synergies from its acquisitions as a result of cost reductions and/or integration initiatives;

•	the estimated future contractual obligations of the Company;

•	the Company’s future liquidity and financial capacity;

•	the Company's ability to satisfy its financial obligations in future periods;

•	the supply and market changes in demand for pharmaceutical products within the Company’s portfolio of pharmaceutical products;

•	cost and reimbursement of the Company’s products;

•	expectations regarding the Company’s ability to raise capital and/or restructure its capital structure;

•
the availability and extent to which the Company’s products are reimbursed by government authorities and other third party payors, as well as the impact of obtaining or maintaining such reimbursement on the price of the Company’s products;

•	the Company's business priorities, long-term growth strategy and/or stabilization programs or initiatives;

•	changes in regulatory rules or practices in the U.S., United Kingdom or in other jurisdictions in which the Company sells products;

•
changes in prescription recommendations or behaviours by clinical commissioning groups or other healthcare groups in the U.S., United Kingdom, or in any other jurisdictions in which the Company sells its products;

•
the inclusion of the Company’s products on formularies or clinical commissioning groups providing guidance to prescribe the Company's products or the Company’s ability to achieve favourable formulary or clinical commissioning group status, as well as the impact on the price of the Company’s products in connection therewith;

•	the acquisition, in-licensing and/or launch of new products including, but not limited to, the acceptance and demand for new pharmaceutical products, and the impact of competitive products and prices;

•	the market size for the Company's products including, without limitation, its pipeline products;

•	the Company's intention to reduce its debt;

•	the Company's intention to realign its capital structure and the timing thereof;

•	the Company's filing with the Ontario Superior Court of Justice and the preliminary interim order under the Canada Business Corporation Act ("CBCA");

•	the CBCA process staying certain defaults under the Company's agreements, including its debt agreements;

•	the ability of the Company to operate its business and satisfy its obligations to service providers, employees, suppliers and contractors in the ordinary course during the CBCA proceedings; and

•	the going concern nature of the Company.

With respect to the forward-looking statements contained in this MD&A, such statements are subject to certain risks, including those risks set forth below and in the Company's Annual Report on Form 20-F dated March 8, 2018, and the Company has made assumptions regarding, among other factors:

•	the ability of the Company to significantly reduce its debt and the terms of any such reduction;

•	the ability of the Company to realign its capital structure and the timing thereof;

•	third parties respecting the court order under the CBCA process or not taking steps to violate such order;

•
the ability of the Company to maintain its listings on the NASDAQ and/or TSX, given the initial notification letter received from the NASDAQ, the current trading price of the Company's common shares and the Company's CBCA filing;

•	alternatives available to the Company to strengthen the Company’s capital structure;

•	the ability of the Company to create a financial foundation for the Company that will be able to support its long-term growth;

•	the ability of the Company to achieve the Company’s financial goals including with respect to the nature of any agreement with its lenders;

•	the ability of the Company to reduce the Company’s debt and interest payments;

•	the ability of the Company to operate in the ordinary course during the CBCA process, including with respect to satisfying obligations to service providers, suppliers, contractors and employees;

•	the CBCA process enabling the Company to stay defaults under its and its subsidiaries agreements, including debt agreements;

•	the ability of the Company to continue as a going concern, and its ability to continue to realize its assets and discharge its liabilities and commitments;

Concordia Management's Discussion and Analysis	Page 3

•	the ability of the Company to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	the Company's future liquidity position, and access to capital, to fund ongoing operations and obligations (including debt obligations);

•	the ability of the Company to stabilize its business;

•	the ability of the Company to implement and successfully achieve its business priorities in order to stabilize the Company's business and financial condition;

•	the impact of the downgrade of the Company's corporate and debt ratings;

•	the ability of the Company to execute its long-term growth strategy and/or not being delayed in executing such strategy;

•	the successful licensing of products to third parties or to the Company, as applicable, to market and distribute such products on terms favourable to the Company;

•	the ability of the Company to maintain key partnerships, and licensing and partnering arrangements, now and in the future;

•	the ability of the Company to maintain its distribution networks and distribute its products effectively despite significant geographical expansion;

•	the general regulatory environment in which the Company operates, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	the tax treatment of the Company and its subsidiaries and the materiality of legal and regulatory proceedings;

•	the timely receipt of any required regulatory approvals, including in respect of the Company's restructuring process;

•	the general economic, financial, market and political conditions impacting the industry and countries in which the Company operates;

•	the ability of the Company to sustain or increase profitability, fund its operations with existing capital, and/or raise additional capital to fund its operations or future acquisitions;

•	the ability of the Company to meet its financial forecasts and projections over the next twelve months and beyond;

•	the ability of the Company to acquire or in-license any necessary technology, products or businesses and effectively integrate such acquisitions or such in-licensed technology or products;

•	the development and clinical testing of products under development;

•
the ability of the Company to obtain necessary approvals for commercialization of the Company’s products from the U.S. Food and Drug Administration ("FDA"), the U.K. Medicines and Healthcare products Regulatory Agency, the EMA or other regulatory authorities;

•	future currency exchange and interest rates;

•	reliance on third party contract manufacturers to manufacture the Company’s products on favourable terms;

•	reliance on third party distributors to distribute the Company's products on favourable terms;

•	reliance on development partners to develop the Company's products;

•
the ability of the Company to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

•	potential competition to the Company’s pharmaceutical products, including competition created by pharmaceutical parallel trade;

•	the availability of raw materials and finished products necessary for the Company’s products;

•	the impact of increasing competition;

•	the impact of the entry of competitive products, including the timing of the entry of such products in the market place;

•
the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and efficient manner (particularly in light of the Company's efforts to restructure its debt obligations);

•	the ability of the Company to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	the ability of the Company to conduct operations in a safe, efficient and effective manner;

•	the results of continuing and future safety and efficacy studies by industry and government agencies related to the Company’s products;

•	the ability of the Company to retain members of the senior management team, including but not limited to, the officers of the Company;

•	the ability of the Company to successfully market its products and services;

•
clinical commissioning groups and/or other healthcare groups in the markets in which the Company sells its products, including the United Kingdom and United States, not making adverse prescribing recommendations against the Company's products;

•
the impact of the United Kingdom's referendum through which voters supported a withdrawal from the European Union. A significant portion of the Company’s business is in the United Kingdom pharmaceutical industry and a significant portion of the Company's contract manufacturers are in mainland Europe.  The United Kingdom’s exit from the European Union could result in a number of developments, including, without limitation, regulatory changes in the pharmaceutical industry, cross-border tariff and cost structure changes or loss of access to European Union global trade markets.  Therefore, the United Kingdom’s exit from the European Union could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the United Kingdom's exit from the European Union may result in a period of uncertainty while the terms of such exit are being negotiated;

•
a significant number of the Company’s products are vulnerable to price competition driven by pharmaceutical parallel trade ("PPT"). PPT refers to pharmaceutical products that are put on the market in one country by the owner of the intellectual property rights to such products, or with the consent of the owner, that are subsequently imported into another country by a third party for secondary

Concordia Management's Discussion and Analysis	Page 4

sale without the consent or authorization of the intellectual property right owner. Many of the Company’s products are distributed in the European Union, where PPT is common and, as a result, some of the Company’s products may be subject to price competition caused by PPT, which could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, PPT may restrict the Company’s ability to ensure that patients receive products designed for their local preferences and needs and possibly to the satisfaction of applicable governmental regulations in the jurisdiction of import. Moreover, as a result of PPT, packaging, manuals and instructions may be provided in a foreign language and may lack domestic telephone numbers and other important contact information for patient support, which may result in a diminished experience for the patient and diminished product reputation, which could have a material adverse effect on the Company’s business, financial condition and results of operations;

•
the impact of the recently enacted UK Health Service Medical Supplies (Costs) Act on the Company's business, including, without limitation, on the pricing of the Company's products in the United Kingdom; and

•
the Company’s operating results, financial condition and financial forecasts may fluctuate from period to period for a number of reasons, including as a result of events or occurrences disclosed in the Company’s public filings (including, without limitation, under the heading "Risk Factors" in the Company's Annual Report on Form 20-F dated March 8, 2018).  As a result, the Company believes that quarter-to-quarter comparisons of results from operations or financial forecasts, or any other similar period-to-period comparisons, should not be construed as reliable indicators of the Company’s future performance. The events or occurrences described in the Company’s public filings, including, without limitation, under the heading "Risk Factors" in the Company's Annual Report on Form 20-F dated March 8, 2018, may cause the Company’s operating results and/or financial forecasts to fluctuate and such events or occurrences could have a material adverse effect on the Company’s business, financial condition and results of operations. In any period, the Company’s results may be below the expectations of market analysts and investors, which could cause the trading price of the Company’s securities to decline.

Forward-looking statements contained in this MD&A are based on the key assumptions described herein. Readers are cautioned that such assumptions, although considered reasonable by the Company, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this MD&A as a result of numerous known and unknown risks and uncertainties and other factors. The Company cannot guarantee future results.
Risks related to forward-looking statements include those risks referenced herein and in the Company’s other filings with the Canadian Securities Regulators and the SEC. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to, the risk factors described herein and included under the heading "Risk Factors" in the Company’s Annual Report on Form 20-F dated March 8, 2018, which is available on SEDAR, online at www.sedar.com and on EDGAR, online at www.sec.gov, as applicable.
Forward-looking statements contained in this MD&A are based on Management’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management has included the summary of assumptions and risks related to forward-looking statements included in this MD&A for the purpose of assisting the reader in understanding Management’s current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Company nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.
Such forward-looking statements are made as of the date of this MD&A and the Company disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.
All of the forward-looking statements made in this MD&A are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
Actual results, performance or achievements could differ materially from those expressed in, or implied by, any forward-looking statement in this MD&A, and, accordingly, investors should not place undue reliance on any such forward-looking statement. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for Management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of Concordia or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement contained in this MD&A.
Refer to the "Liquidity and Capital Realignment" and "Lending Arrangements and Debt" sections of this MD&A for a further discussion on the Company's financial position, liquidity and future outlook.

Concordia Management's Discussion and Analysis	Page 5

Trademarks
This MD&A includes trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in this MD&A may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this MD&A are the property of their respective owners.
Market and Industry Data
The market industry data contained in this MD&A is based upon information from independent industry and other publications and Concordia's management's knowledge of, and experience in, the industry in which Concordia operates. None of the sources of market and industry data have provided any form of consultation, advice or counsel regarding any aspects of, or is in anyway whatsoever associated with, the matters described herein (including any related transactions). Market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data at any particular point in time, the voluntary nature of the data gathering process or the limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data are not guaranteed. Concordia has not in dependently verified any of the data from third party sources referred to in this MD&A and has not ascertained the underlying assumptions relied upon by such sources.

Concordia Management's Discussion and Analysis	Page 6

Business Overview and Segments
Concordia is an international specialty pharmaceutical company, owning or licensing, through its subsidiaries, a diversified portfolio of branded and generic prescription products. As part of the development of the Company's corporate strategy, during the first quarter of 2017, Management changed the composition of the Company's reporting segments and the manner in which operating results are reported. The Company previously had three reporting segments: Concordia International, Concordia North America and Orphan Drugs. The results from the former Orphan Drugs segment are now aggregated with the results of the former Concordia North America segment. The Company now has two reporting segments, which consist of Concordia North America and Concordia International, in addition to its Corporate cost centre.
The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9. The Company’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario, M56 2T6. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol "CXR" and on the NASDAQ under the symbol "CXRX".
Concordia North America
The Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; Plaquenil® for the treatment of lupus and rheumatoid arthritis; and Photofrin® for the treatment of certain types of cancer. Concordia North America’s product portfolio consists of branded products and authorized generic contracts. The segment’s products are manufactured through an out-sourced production network and sold primarily through a third party distribution network in the United States.
Concordia International
The Concordia International segment consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 90 countries. The Concordia International segment specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 200 products are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. The Concordia International segment operates primarily outside of the North American marketplace.
Corporate
The Corporate cost centre represents certain centralized costs including costs associated with the Company's head office and senior management located in Canada and costs associated with being a public reporting entity.

Concordia Management's Discussion and Analysis	Page 7

Recent Events
Receipt of Nasdaq Initial Notice of Bid Price Requirement
On November 29, 2017, the Company received an initial notification letter from the Listing Qualifications Department of the NASDAQ notifying the Company that it had 180 days to regain compliance with the minimum bid price requirement set forth in Nasdaq’s continued listing rules. Nasdaq’s continued listing rules require that listed securities maintain a minimum bid price of US$1.00 per share, and that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Company has until May 29, 2018 to regain compliance with the minimum bid price requirement to maintain the listing.
CMA Statement of Objections Related to Liothyronine
On November 21, 2017, the CMA issued a statement of objections to the Company and the former owners of the Concordia International segment, Hg Capital and Cinven, in relation to the pricing of Liothyronine in the United Kingdom between November 2007 and July 2017.
Impairments
In the fourth quarter of 2017 the Company recorded total impairments of $207,662. The impairments were comprised of a $44,312 impairment of intellectual property rights within the Concordia North America segment with respect to Nilandron®, as well as $163,350 impairments from the Concordia International segment with respect to intellectual property, manufacturing processes and In-Process Research and Development ("IPR&D"). Refer to the "Corporate and Other Costs" section of this MD&A for a further discussion of these impairments.
In the second quarter of 2017, the Company recorded total impairments of $987,103. The impairments were comprised of a $106,887 impairment of intellectual property rights within the Concordia North America segment with respect to Donnatal®, as well as $880,216 impairments from the Concordia International segment with respect to intellectual property, manufacturing processes, IPR&D and goodwill. Refer to the "Corporate and Other Costs" section of this MD&A for a further discussion of these impairments.
Rating Agency Downgrades
On October 25, 2017, Moody’s Investor Services lowered Concordia’s corporate rating to "Ca" from "Caa3", in addition to downgrading the Company’s debt ratings. On October 17, 2017, S&P Global Ratings lowered Concordia’s corporate credit to "SD" from "CCC-", in addition to downgrading the Company’s debt ratings in October 2017 and in December 2017. To the extent that the Company intends to complete any future transactions, the Company’s ability to complete such transactions may be effected by credit rating agency decisions.
Commencement of proceedings under the Canada Business Corporations Act (the "CBCA")
On October 20, 2017, the Company announced that it and one of its wholly-owned subsidiaries commenced a court proceeding under the CBCA. Refer to the "Liquidity and Capital Realignment" section of this MD&A for further details related to the CBCA filing, and non-payment of certain debt obligations of the Company related thereto.
Notification of the termination of the Currency Swaps and termination of Revolving Commitments
On October 20, 2017, the counterparty to the Company's August 17, 2016 cross currency swap agreement ("August Swap Agreement") and November 3, 2016 cross currency swap agreement ("November Swap Agreement", and together with the August Swap Agreement, the "Currency Swaps") notified the Company that it would be terminating the Currency Swaps effective October 23, 2017 due to commencement of the CBCA proceedings. Any amounts owed by the Company under the Currency Swaps are expected to form part of the secured obligations to be addressed as part of the realignment of the Company's capital structure in the CBCA proceedings. In addition, on October 27, 2017, the Company terminated the revolving commitments under the Company's credit agreement dated October 21, 2015, as amended ("Credit Agreement"). No amounts had been drawn or were outstanding in respect of the revolving commitments at such time.
Long-Term Growth Strategy
On September 6, 2017, the Company announced and provided details on its long term DELIVER strategy.
Management and Board of Director Changes
On March 8, 2018, the Company announced Mr. Duncan stepped down as President of the Concordia International segment, but will continue to be employed by the Company until June 30, 2018.

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On August 11, 2017, the Company announced that it appointed Sanjeeth Pai as its new President of Concordia’s North America segment, effective August 14, 2017, and also announced the departure of Wayne Kreppner, the Company's former President and Chief Operating Officer.
On August 11, 2017, the Company also announced that it appointed Sarwar Islam as its new Chief Corporate Development Officer, effective September 1, 2017.
On April 26, 2017, the Company announced that it appointed David Price as its new Chief Financial Officer, effective May 15, 2017.
On May 4, 2017, the Company announced the appointment of Frank Perier, Jr. and Itzhak Krinsky to the board of directors of the Company (the "Board"). Subsequent to the Company's annual and special meeting of shareholders held on June 9, 2017, the Board reconstituted the composition of its various committees as follows: Audit Committee: Rochelle Fuhrmann (Chair), Jordan Kupinksy and Frank Perier, Jr.; Human Resources and Compensation Committee: Doug Deeth (Chair), Patrick Vink and Frank Perier, Jr.; and Nominating and Corporate Governance Committee: Jordan Kupinsky (Chair), Patrick Vink and Itzhak Krinsky.
Clinical Commission Group Guidance
On July 21, 2017, NHS England published plans for a range of medicines/products that it believed should not be "routinely prescribed in primary care" in England. It identified 18 treatments considered to be low priority for NHS funding, and proposed prescribing intervention to actively de-prescribe in existing patients. Liothyronine, a Concordia product, was included in the initial draft. A formal public consultation was launched on the proposed guidance and the Company, industry association and patient groups responded.  Following the consultation period the draft guidance was amended for certain products (including liothyronine), where it was determined active de-prescribing in existing patients was inappropriate.  This revised guidance put forward to the NHS England Board continues to permit the prescribing of liothyronine in new and existing patients where clinical need exists.
Business Impact in Relation to Brexit
On June 23, 2016, the United Kingdom held a referendum and voted to withdraw from the European Union ("Brexit"). On March 29, 2017, the United Kingdom delivered notice to the European Council in accordance with Article 50 of the Treaty on European Union of the United Kingdom’s intention to withdraw from the European Union. The Company understands that the timeframe for the negotiated withdrawal of the United Kingdom from the European Union is approximately two (2) years from the date of the withdrawal notification. However, as no member state has formally withdrawn from the European Union in the past, there is no precedent for the operation of Article 50 and, as a result, the timing and outcome of Brexit continues to be uncertain at this time. The Concordia International segment has significant operations within the United Kingdom and other parts of the European Union, and therefore continues to monitor developments related to Brexit, including the impact resulting from currency market movements.
RedHill Biopharma ("RedHill") started promoting Donnatal® in the U.S.
On June 13, 2017, the Company announced that RedHill started promoting Donnatal® in certain U.S. markets.
Business Impact in Relation to the UK Health Service Medical Supplies (Costs) Act 2017 (the "Act")
The Act received Royal Assent on April 27, 2017.  The Act introduces provisions in connection with controlling the cost of health service medicines and other medical supplies.  The Act also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. The Company continues to monitor the implementation of the Act and its impact on its business. Refer to the "Risk Factors" section of the Company's Annual Report on Form 20-F dated March 8, 2018.

Concordia Management's Discussion and Analysis	Page 9

Results of Operations

	For the year ended
	Dec 31, 2017	Dec 31, 2016
Revenue	626,169	816,159
Gross profit	435,537	594,957
Gross profit %	70%	73%
Adjusted gross profit (1)	435,848	616,369
Adjusted gross profit % (1)	70%	76%
Total operating expenses	1,600,485	1,537,264
Operating income (loss) from continuing operations	(1,164,948)	(942,307)

Income tax recovery	(36,757)	(34,801)
Net loss from continuing operations	(1,590,735)	(1,314,093)

Loss per share, from continuing operations
Basic	(31.10)	(25.76)
Diluted	(31.10)	(25.76)

Loss per share, including discontinued operations
Basic	(31.10)	(25.79)
Diluted	(31.10)	(25.79)

EBITDA (1)	(953,613)	(885,117)
Adjusted EBITDA (1)	315,410	468,144
Adjusted EPS (1)	0.18	3.56
Amounts shown above are results from continuing operations, excluding discontinued operations, unless otherwise noted.
Notes:

(1)
Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures” section of this MD&A. Management believes non-IFRS measures, including Adjusted EBITDA, provide supplementary information to IFRS measures used in assessing the performance of the business.

Revenue for the year ended December 31, 2017 decreased by $189,990, or 23%, compared to 2016. This decrease was due to lower sales from both the Concordia North America and Concordia International segments, as well as unfavorable foreign exchange rate movements, compared to 2016. Revenues were lower primarily due to lower volumes, mainly a result of new market entrants on a number of the Company's products. The Concordia North America segment revenue for the year ended December 31, 2017 decreased by $97,876 or 38% when compared to 2016, mainly as a result of lower volumes on key products, including Plaquenil® AG, Donnatal® and Nilandron®. The Concordia International segment revenue for the year ended December 31, 2017 decreased by $92,114, or 17%, when compared to 2016, primarily due to volume and price declines on key products, including Prednisolone, Liothyronine Sodium and Fusidic Acid together with the impact of foreign exchange. Refer to the "Segment Revenue and Gross Profit" section of this MD&A for a further discussion on segmental and product specific performance.
Gross profit for the year ended December 31, 2017 decreased by $159,420, or 27%, compared to 2016, primarily due to the revenue decreases described above.
The change in gross profit and adjusted gross profit as a percentage of revenue in the year ended December 31, 2017, compared to 2016, is primarily due to changes in product mix within both segments.
Operating expenses for the year ended December 31, 2017 increased by $63,221, or 4%, compared to 2016. Operating expenses were higher primarily due to $62,522 higher impairment charges recorded during 2017 (refer to the "Impairments" section of this MD&A) and $43,606 higher amortization of intangible assets, partially offset by $22,042 lower share based compensation, $14,246 lower litigation settlements and

Concordia Management's Discussion and Analysis	Page 10

$12,867 lower selling and marketing costs. For a detailed description of operating expense variances, refer to the "Corporate and Other Costs" section of this MD&A.
The change in operating income (loss) from continuing operations for the year ended December 31, 2017 reflects the increased operating expenses and decreased gross profit compared to 2016.
The current income tax expense recorded for the year ended December 31, 2017 decreased by $18,355, compared to 2016. Income taxes were lower primarily due to the impact of lower foreign exchange translation of the income tax expense from the Concordia International segment as well as lower taxable income compared to 2016. The deferred income tax net recovery recorded for the year ended December 31, 2017 decreased by $16,399 and is mainly the result of: the reversal of certain deferred tax liabilities in respect of assets recorded as a result of purchase price accounting; and changes to the carrying value of certain assets due to their impairment and/or changes in the applicable foreign exchange rate.

The net loss from continuing operations for the year ended December 31, 2017 was $1,590,735. Significant components comprising the net loss in 2017 are impairment charges of $1,194,765 and the deduction of other significant cash and non-cash expenses which include, but are not limited to, amortization expense and interest and accretion expenses. Refer to the "Corporate and Other Costs" section of this MD&A for further information related to expenses impacting net loss from continuing operations.
EBITDA is higher than the net loss from continuing operations as it excludes: interest and accretion expense; interest income; income taxes; depreciation; and amortization of intangible assets (refer to the "Non-IFRS Financial Measures" section of this MD&A for a full reconciliation). EBITDA for the year ended December 31, 2017 decreased by $68,496, compared to 2016. The decrease in EBITDA was primarily due to $159,420 lower gross profit, $117,295 higher loss on change in fair value of derivatives and purchase consideration and $62,522 higher impairment charges recorded during 2017, partially offset by a $201,465 higher unrealized foreign exchange gains, $22,042 lower share based compensation expense, $21,188 gain on debt settlement and $14,246 lower litigation settlement.
Adjusted EBITDA is higher than EBITDA, as it excludes: impairments; fair value adjustments to acquired inventory; acquisition related, restructuring and other costs; share-based compensation; change in fair value of purchase consideration; foreign exchange (gain) loss; unrealized foreign exchange (gain) loss; change in fair value of derivative contracts; legal settlements and related legal costs and gain on debt settlement (refer to the "Non-IFRS Financial Measures" section of this MD&A for a full reconciliation and description of these expenses). Adjusted EBITDA for the year ended December 31, 2017 decreased by $152,734, or 33%, respectively, compared to 2016. The decline is primarily due to lower sales and gross margins from both the Concordia North America and Concordia International segments, as well as unfavorable foreign exchange rate movements impacting translated results during 2017. Adjusted EBITDA by segment for the year ended December 31, 2017 was $99,343 from Concordia North America and $236,733 from Concordia International. In addition, during the year ended December 31, 2017 the Company incurred $20,666 of Corporate costs related to the Corporate Head Office.

Concordia Management's Discussion and Analysis	Page 11

Segment Revenue and Gross Profit
Segment Change
As disclosed in the "Business Overview and Segments" section of this MD&A, the Company changed the composition of its reporting segments during the first quarter of 2017. As a result, the Company has presented prior period segment information to conform with the current period presentation by aggregating the 2016 segment information of the Concordia North America segment with the segment information of the Orphan Drugs segment, into a single reporting segment, entitled, "Concordia North America". For detailed information on the Company's operating results by segment, refer to Note 23 of the consolidated financial statements for the year ended December 31, 2017.
Concordia North America

	For the year ended
	Dec 31, 2017	Dec 31, 2016
Revenue	160,769	258,645
Cost of sales	33,046	39,963
Gross profit	127,723	218,682
Gross profit %	79%	85%
Revenue for the year ended December 31, 2017 decreased by $97,876, or 38%, compared to 2016. The decline was primarily due to: (i) a $33,572 decrease from Plaquenil® AG due to increased competition and pricing pressures; (ii) a $21,892 decrease from Donnatal®, arising from additional competitive pressures that resulted in a loss in market share; (iii) a $13,463 decrease from Nilandron® as a result of the July 2016 launch of a generic competitive product along with recent higher rebate levels realized from certain customer segments; (iv) a $10,608 decrease from Lanoxin® due to competitive pressures along with higher rebate levels realized from certain customer segments; (v) a $4,472 decrease in revenue from Dibenzyline® due to higher levels of returns realized compared to 2016; and (vi) a $4,044 decrease from Orapred® due to a higher rebate levels realized from certain customer segments. The remaining decrease was experienced broadly across other products as a result of increased market competition and lower sales volumes across the portfolio. During 2017, Donnatal® continued to experience pressure from a non-FDA approved product being distributed by a competitor and an additional competitive product launched during the second quarter of 2017.
Cost of sales for the year ended December 31, 2017 decreased by $6,917, or 17%, compared to 2016. The decrease in cost of sales is primarily due to lower revenue as described above, resulting from additional competition and full year impacts of new competitive products that emerged in the third quarter of 2016.
Gross profit for the year ended December 31, 2017 decreased by $90,959, primarily due to lower revenue as described above, partially offset by a decrease in cost of sales as described above.
Gross profit as a percentage of revenue decreased by 6% compared to 2016. Gross profit as a percentage of revenue in 2017 compared to 2016 was impacted primarily by the product mix of authorized generic sales, with a lower percentage of certain higher margin authorized generic product sales realized in 2017 compared to 2016.

Concordia Management's Discussion and Analysis	Page 12

Concordia International

	For the year ended
	Dec 31, 2017	Dec 31, 2016
Revenue	465,400	557,514
Cost of sales	157,586	181,239
Gross profit	307,814	376,275
Gross profit %	66%	67%
Adjusted gross profit (1)	308,125	397,687
Adjusted gross profit %(1)	66%	71%
Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures” section of this MD&A.
Revenue for the year ended December 31, 2017 decreased by $92,114, or 17%, compared to 2016. The impact of foreign currency comprised $29,033 of the decrease in revenue as a result of the Great British Pound ("GBP") weakening against the United States Dollar ("USD") after Brexit in mid-2016. Declines to revenue attributable to key products during the year, excluding the impact of foreign currency, were: (i) a $16,598 decrease from Prednisolone; (ii) a $12,762 decrease from Liothyronine Sodium; (iii) a $11,329 decrease from Fusidic Acid; (vi) a $10,558 decrease from Trazodone; (v) a $8,289 decrease from Levothyroxine Sodium; (vi) a $6,675 decrease from Hydrocortisone; and (vii) a $6,248 decrease from Nefopam. These lower product volumes and revenues are primarily due to ongoing competitive market pressures resulting in market share erosion and certain products experiencing product supply challenges during 2017. For each of the products listed above, the Company has recorded an impairment charge in either the current or previous fiscal year as a result of lower revenues earned from these products. These revenue decreases were partially offset by: (i) a $8,103 increase from Nitrofurantoin; and (ii) a $6,531 increase from Codeine phosphate and Paracetamol. The remaining decrease was primarily due to competitive market pressures on a range of products.

Cost of sales for the year ended December 31, 2017 decreased by $23,653, or 13%, compared to 2016. The decrease in the cost of sales during year ended December 31, 2017 is primarily due to the volume declines from products described above and a non-cash fair value adjustment to inventory of $21,412 in 2016.

Gross profit for the year ended December 31, 2017 decreased by $68,461, or 18%, compared to 2016 primarily due to the factors described above. Gross profit percentage for the year ended December 31, 2017 remained relatively flat compared to 2016.

Adjusted gross profit for the year ended December 31, 2017 decreased by $89,562, or 23%, compared 2016 which resulted in a 5% decrease in adjusted gross profit percentage. This 5% decrease in adjusted gross profit percentage is primarily due a shift in product mix as a result of increased competition on certain higher margin products.

Concordia Management's Discussion and Analysis	Page 13

Corporate and Other Costs
The following table details expenses from the Company's Corporate cost centre and other operating expenses from the business segments:

	For the year ended
	Dec 31, 2017	Dec 31, 2016
General and administrative	50,690	56,455
Selling and marketing	38,266	51,133
Research and development	31,482	40,637
Acquisition related, restructuring and other	46,778	35,968
Share-based compensation	8,711	30,753
Amortization of intangible assets	226,425	182,819
Impairments	1,194,765	1,132,243
Depreciation expense	1,962	1,939
Change in fair value	1,406	(8,929)
Litigation settlements	—	14,246
Interest and accretion expense	506,794	300,690
Interest income	(61,302)	(21,671)
Fair value (gain) loss on derivative financial instruments	109,580	2,620
Gain on debt settlement	(21,188)	—
Foreign exchange (gain) loss	1,551	(3,626)
Unrealized foreign exchange (gain) loss	(72,891)	128,574
Total	2,063,029	1,943,851
Amounts shown above are expenses from continuing operations, excluding discontinued operations.
General and Administrative Expenses
General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, ongoing public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses for the year ended December 31, 2017 decreased by $5,765, or 10%, compared to 2016. This decrease is a result of the Company's objective to reduce operating costs across the business.
Selling and Marketing Expenses
Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Company's segments. Selling and marketing costs for the year ended December 31, 2017 decreased by $12,867, or 25%, compared to 2016. These costs have decreased primarily due to the termination of the Donnatal® contract sales force in 2016, which has been replaced by a co-promotion agreement with RedHill. Sales and marketing expenses within the Concordia North America segment have decreased by $11,641, and within the Concordia International segment have decreased by $1,226.
Research and Development Expenses
Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (Pharmacovigilence) of the Company. Research and development costs for the year ended December 31, 2017 decreased by $9,155, or 23%, compared to 2016. This decrease is due to fewer ongoing clinical programs in 2017 compared with 2016, including the cancellation of the cholangiocarcinoma trial in December 2016, and the Company moving certain external service provider activities previously incurred by the Concordia North America segment to the Company's integrated operations in Mumbai, India.

Concordia Management's Discussion and Analysis	Page 14

Acquisition Related, Restructuring and Other Costs
Acquisition related, restructuring and other costs during the year ended December 31, 2017 were $46,778, representing an increase of 30% compared to 2016. The increase from 2016 was primarily due to costs associated with consultants involved in the Company's capital realignment initiative.
Significant costs incurred during 2017 include $22,862 of costs associated with the Company's realignment of its capital structure, $7,475 of costs related to severance, $6,739 of management retention costs, $3,000 of costs related to a settlement with a former adviser of the Company, and $5,001 related to legal and other consulting costs associated with the UK Competition and Markets Authority ("CMA") investigations (refer to the "Litigation and Arbitration" section of this MD&A for further details). The remaining costs relate primarily to other integration costs related to the alignment of contract manufacturing and distribution arrangements.
Share Based Compensation
The share based compensation expense relates to the fair value of share-based option and restricted share unit (“RSU”) awards to employees, management and directors of the Company. Share based compensation during the year ended December 31, 2017 was $8,711. The $22,042 decrease in the expense compared to 2016 is primarily due to the impact of fewer RSUs and certain stock options being subject to accelerated vesting events in connection with the departure of former executives of the Company combined with the impact of the staged vesting of the equity based compensation. There was no cash compensation paid to executives related to the unvested stock options.
The fair value of stock options is derived using the Black-Scholes option-pricing model, and a Monte Carlo simulation model is used for calculating the fair value of certain performance based RSUs with market based vesting conditions. Assumptions that affect the application of the fair value model include the determination of volatility of the Company’s common shares, risk-free interest rate, expected life of options, share price on the date of grant and estimates of financial results for certain performance based RSUs.
Amortization of Intangible Assets
Amortization of intangible assets was $43,606 higher during the year ended December 31, 2017 compared to 2016. The higher expense is due to the Company's change in accounting estimate related to a decrease in expected useful life of certain products as a result of increased market competition and other external factors. The expense for the year ended December 31, 2017 of $226,425 is comprised of the following amounts:

•	Amortization related to acquired product rights and manufacturing processes for the year ended December 31, 2017 was $194,703;

•	Amortization related to intellectual property for the year ended December 31, 2017 was $1,640. Intellectual property is amortized on a straight-line basis over an estimated useful life of 20 years;

•
Amortization related to distribution and supplier contracts for the year ended December 31, 2017 was $29,123. Distribution and supplier contracts are amortized on a straight-line basis over 5 years; and

•	Amortization related to other intangibles for the year ended December 31, 2017 was $959.
Impairments
In accordance with IAS 36 - Impairments, Management performed impairment tests as a result of triggering events and whereby the recoverable amount of certain products was determined by the greater of a value in use model and a fair value less cost to sell model. The recoverable amount was then compared to the carrying value of the intangible asset to determine the extent of the impairment.
Impairments recorded during the year ended December 31, 2017 totaled $1,194,765. These asset impairments were recorded during the second and fourth quarter of 2017, with the significant impairments described as follows:

Intangible assets - Concordia North America segment
Year ended December 31, 2017
In the second quarter of 2017, the Company recorded an impairment charge of $106,887 on the product rights associated with Donnatal® as the Company concluded that certain triggering events had occurred. The triggering events included continued market share pressures from existing competitors and the launch of an additional competitive product during the second quarter of 2017.

In the fourth quarter of 2017, the Company recorded an impairment charge of $44,312 on the product rights associated with Nilandron® as the Company concluded that certain triggering events had occurred. The triggering events included continued market share pressures from existing competitors which resulted in lower forecasts of future expected cash flows from the product.

Year ended December 31, 2016

In the second quarter of 2016, Management concluded that certain triggering events had occurred with respect to Nilandron® and Plaquenil®. The triggering events included pricing pressure, increased competition, the July 2016 launch of a generic competitive product to Nilandron® and notification from the Company's authorized generic partner regarding market competitive pressure associated with sales volumes and

Concordia Management's Discussion and Analysis	Page 15

pricing with respect to Plaquenil® authorized generic. During the second quarter of 2016, the Company recorded an impairment charge of $306,189 with respect to Nilandron® and $260,887 with respect to Plaquenil®.

In the fourth quarter of 2016, Management concluded that certain triggering events had occurred with respect to seven North America segment products, Donnatal®, Plaquenil®, Uroxatral®, Dyrenium®, Dibenzyline®, Ulesifa® and Parnate®. These triggering events required Management to perform a test for impairment. The triggering events included pricing pressure and increased competition resulting in a decreased forecast of future net cash inflows from previous budgets as well as notification from the Company's authorized generic partner regarding market competitive pressure associated with sales volumes and pricing with respect to Plaquenil® AG. An impairment charge was recorded on all products identified except for Donnatal® as its recoverable amount was in excess of its carrying value. During the fourth quarter of 2016, the Company recorded impairment charges of: $219,354 with respect to Plaquenil®; $38,544 with respect to Uroxatral®; $23,056 with respect to Dyrenium®; $7,457 with respect to Ulesfia®; $10,518 with respect to Dibenzyline®; and $8,009 with respect to Parnate®.
Goodwill - Concordia North America segment

Year ended December 31, 2016
In the third quarter of 2016, the Company recorded an impairment of $3,062 primarily related to goodwill arising on the acquisition of a portfolio of products from Covis Pharma S.à r.L. and Covis Injectable S.à r.L.
Intangible assets - Concordia International segment
Year ended December 31, 2017
In the second quarter of 2017, the Company concluded that certain triggering events had occurred with respect to certain product rights within the Concordia International segment. These triggering events included the granting of marketing authorisations for competitive products, increased price competition and supply chain challenges with respect to certain products. The Company recorded a total impairment charge on product rights of $301,538, primarily comprised of: $128,191 with respect to Liothyronine Sodium; $83,263 with respect to Fusidic Acid; $41,679 with respect to Prednisolone; $17,353 with respect to Nefopam; and $31,052 of other intellectual property impairments. An impairment of $37,618 was recorded related to intangible assets associated with the manufacturing processes for certain impaired intellectual property and external competitive market factors.

In the fourth quarter of 2017, the Company concluded that certain triggering events had occurred with respect to certain product rights within the Concordia International segment. These triggering events included the increased price competition, supply chain challenges with respect to certain products and the decision to discontinue certain low contribution products. The Company recorded a total impairment charge of $124,899, primarily comprised of: $17,249 with respect to Erythromycin; $17,084 with respect to Cyclizine Hcl; $11,141 with respect to Predniolone; $7,271 with respect to Trazadone; $6,084 with respect to Ergotamine and Caffeine; $4,373 with respect to Dipipanone Cyclizine; $4,094 with respect to Hydralazine Hcl; and $57,603 of other intellectual property impairments. An impairment of $10,440 was recorded related to intangible assets associated with the manufacturing processes for certain impaired intellectual property and external competitive market factors.

Year ended December 31, 2016
In the fourth quarter of 2016, the Company recorded a total impairment charge of $188,028, where Management concluded that triggering events had occurred with respect to certain products. The main products included Levothyroxine Sodium, Prednisolone, Hydrocortisone, Carbimazole, Nefopam, Dicycloverine, Tranylcypromine Sulphate, Dipipanone Cyclizine and other minor products. The triggering events required Management to perform a test for impairment. The triggering events included market based competitive pressures which resulted in lower forecasts of future expected cash flows from the products. Additionally, Management recorded an impairment of $8,669 related to intangible assets associated with the manufacturing of these products.
In-process research and development ("IPR&D") - Concordia International segment
Year ended December 31, 2017
In the second and fourth quarter of 2017, the Company recorded an impairment charge of $31,582 and $28,011, respectively, related to IPR&D. These impairments primarily relate to IPR&D projects that have been abandoned.

Year ended December 31, 2016

As part of the Company's annual impairment test on IPR&D it was determined that an impairment charge on these assets was required in the amount of $58,470 related to specific projects. These impairments relate to projects that have been abandoned, or certain IPR&D projects with lower future forecasts compared with those at the time of the acquisition of the Concordia International segment.

Concordia Management's Discussion and Analysis	Page 16

Goodwill - Concordia International segment

Year ended December 31, 2017

As a result of increased competition within the Concordia International segment, as noted through the impairments on products described above, the Company concluded that these events constituted a triggering event during the second quarter of 2017 requiring the Company to perform an assessment of goodwill associated with the Concordia International segment for impairment. As a result, the Company concluded that an impairment charge on goodwill was required in the amount of $509,478. This impairment charge was determined using a discounted cash flow model associated with future cash flows from the Concordia International segment.
Changes in Fair Value Adjustments
The change in the fair value of purchase consideration recorded during the year ended December 31, 2017 was a loss of $1,406. This loss was primarily due to the impact of discounting and other changes in fair value.
Litigation Settlement and Associated Legal Costs
Litigation settlement and associated legal costs during the prior year related to the settlement amounts of $13.2 million plus legal costs of $1.0 million. Refer to the "Litigation and Arbitration" section of this MD&A for further details.
Interest and Accretion
Interest and accretion expenses during the year ended December 31, 2017 was $506,794, representing an increase of $206,104 compared to 2016. The interest and accretion expense increased significantly primarily as a result of the occurrence of events of default under certain of the Company's debt agreements that accelerated the accretion of deferred financing costs (refer to the "Liquidity and Capital Realignment" section of this MD&A for further details) combined with higher interest expense on the Currency Swaps entered into late 2016. The interest and accretion expenses for the year were comprised primarily of the following amounts:

•
Interest expenses paid or payable on long-term debt for the year ended December 31, 2017 were $275,720, which was $29,516 higher than 2016. The increase was primarily due to a full year interest expense on the secured notes offering that was completed during the fourth quarter of 2016, additional interest accrued as a result of the events of default on certain of the Company's debt agreements, partially offset by a change in foreign exchange rates resulting in a lower interest expense of the Company's GBP denominated term loan;

•
Interest expense related to the Currency Swaps of $62,973, which was $42,636 higher than 2016 as the contracts were entered into during the third and fourth quarters of 2016 (refer to the "Interest Income" section below of this MD&A for further details on the Currency Swaps and related interest income); and

•
Total non-cash accretion and amortization of deferred financing costs of $164,091, representing an increase of $134,027 compared to 2016 primarily as a result of accelerating the accretion of deferred financing fees. The 2017 expense was comprised of $26,503 accretion of deferred financing fees and $137,588 related to the accelerated accretion of deferred financing fees as a result of the events of default as described in the "Liquidity and Capital Realignment" section of this MD&A.

Interest Income
Interest income for the year ended December 31, 2017 was $61,302, which was $39,631 higher than 2016 as the Currency Swaps were entered into during the third and fourth quarters of 2016. The interest income on the Currency Swaps is related to the interest expense described above of $62,973 on the Currency Swaps, resulting in a net $3,885 of interest cost from these contracts.
Fair Value Loss on Derivative Contracts
The fair value loss on derivative contracts for the year ended December 31, 2017 was $109,580. The fair value loss is a result of the Company's Currency Swaps that were entered into during the third and fourth quarters of 2016. The fair value loss is impacted by USD forward rates relative to GBP forward rates.
On October 20, 2017, the Company was notified by the counterparty to the Currency Swaps that one or more events of default had occurred under the Currency Swaps as a result of the Company obtaining a preliminary interim order from the Ontario Superior Court of Justice pursuant to the arrangement provisions of the CBCA. As a result of the foregoing, the counterparty of the Currency Swaps designated October 23, 2017 as the early termination date with respect to all transactions under the Currency Swaps. The amount due on the date of termination of the Currency Swaps as asserted by the counterparty was $114,431.

Concordia Management's Discussion and Analysis	Page 17

Gain on Debt Settlement
Gain on debt settlement for the year ended December 31, 2017 was $21,188 which was a result of settling the equity bridge facility for $13,444. The total outstanding principal at the time of settlement was $33,611.
Foreign Exchange Gain / Loss and Unrealized Foreign Exchange Gain / Loss
Foreign exchange loss for the year ended December 31, 2017 was $1,551.
Unrealized foreign exchange gain for the year ended December 31, 2017 was $72,891.  The primary component of the unrealized foreign exchange (gain) loss is the recognition of accumulated unrealized foreign exchange gains on certain inter-company loans associated with the Company's investment in the Concordia International segment. Prior to entering into the Currency Swaps, foreign exchange translation gains and losses on these inter-company loans were not included in the statement of loss given the loans formed part of the permanent investment in those subsidiaries. In entering into the Currency Swaps, certain inter-company loans became designated as hedged items, and subject to on-going repayment. Accordingly, the inter-company loans were no longer considered to be permanent investments in the related subsidiaries and changes in foreign exchange result in unrealized foreign exchange gains and losses recorded in the consolidated statement of loss. All such loans are eliminated on consolidation.
The foreign exchange translation impact of the Concordia International segment is recorded within other comprehensive loss. During the year ended December 31, 2017, there was a total of $97,714 foreign exchange gains, net of tax, associated with the translation of entities with a different functional currency, primarily within the Concordia International segment, offset by $50,196 of foreign exchange losses associated with the translation of the GBP denominated loan. This offset demonstrates that a portion of the Company's foreign currency translation is naturally hedged through the relationship described above.

Concordia Management's Discussion and Analysis	Page 18

Selected Annual Financial Information

For the year ended	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Revenue	626,169	816,159	394,224
Net loss from continuing operations	(1,590,735)	(1,314,093)	(29,425)
Net loss from discontinued operations	(1,590,735)	(1,315,694)	(31,568)

Total assets	2,322,335	3,731,574	5,282,259
Total long-term liabilities	141,844	3,686,088	3,616,679

Earnings (loss) per share, from continuing operations
Basic	(31.10)	(25.76)	(0.81)
Diluted	(31.10)	(25.76)	(0.81)
Adjusted (1)	0.18	3.56	4.38

Earnings (loss) per share, including discontinued operations
Basic	(31.10)	(25.79)	(0.87)
Diluted	(31.10)	(25.79)	(0.87)

Dividends per share (2)	—	0.15	0.30
Amounts shown above are results from continuing operations, excluding discontinued operations, except for total assets and total long-term liabilities amounts, unless otherwise noted.
Notes:
(1) Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see the “Non-IFRS Financial Measures” section of this MD&A. For the year ended December 31, 2015, refer to the Company's 2016 Annual MD&A for the relevant definitions and reconciliation to reported results.
(2) The Company made dividend payments on a quarterly basis representing a $0.075 per common share distribution each quarter. Dividends per share for the year ended December 31, 2016 reflect dividends distributed for the first quarter and second quarter of 2016, prior to the Board's decision to suspend dividend payments on August 11, 2016.

Concordia Management's Discussion and Analysis	Page 19

Selected Quarterly Financial Information

For the three months ended	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016
Revenue	150,205	154,622	160,785	160,557	170,408	185,504	231,712	228,535
Gross profit	100,200	108,610	111,312	115,415	120,464	137,034	177,607	159,852
Adjusted gross profit(1)	100,200	108,610	111,312	115,726	120,858	138,540	178,476	178,495
Operating income	(211,648)	9,589	(981,255)	18,366	(524,962)	42,636	(514,931)	54,950
Net loss from continuing operations	(431,773)	(69,485)	(1,010,653)	(78,824)	(663,761)	(75,147)	(570,384)	(4,801)

Cash	327,030	341,303	301,782	336,156	397,917	162,616	145,341	178,516
Total assets	2,322,335	2,651,844	2,611,489	3,619,665	3,731,574	4,229,695	4,349,554	5,197,586
Total liabilities	4,232,848	4,128,960	4,022,218	4,058,725	4,109,147	3,928,646	3,982,125	4,111,596

EBITDA (1)	(170,126)	63,144	(903,563)	56,932	(569,997)	30,213	(454,285)	108,952
Adjusted EBITDA (1)	70,778	78,582	81,808	84,242	80,508	104,444	142,344	140,848

Earnings (loss) per share
Basic	(8.42)	(1.36)	(19.78)	(1.54)	(13.00)	(1.47)	(11.18)	(0.09)
Diluted	(8.42)	(1.36)	(19.78)	(1.54)	(13.00)	(1.47)	(11.18)	(0.09)
Adjusted (1)	(0.28)	0.06	0.19	0.22	0.13	0.69	1.38	1.35
Amounts shown above are results from continuing operations, excluding discontinued operations, except for total assets and liabilities amounts.
Notes:
(1) Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see the “Non-IFRS Financial Measures” section of this MD&A.
During the quarterly periods presented above, the Company has experienced a declining trend in operating results. Subsequent to the second quarter of 2016, the business experienced greater than expected market competition on certain products and industry specific environmental changes, which together have resulted in the Company recording a significant amount of impairment charges with respect to acquired intangible assets from its acquisitions, including intellectual property rights and goodwill. The Company's revenue and EBITDA has also been negatively impacted as a result of foreign exchange rate movement between the USD and GBP attributed in large part to Brexit.
Management has focused the discussion and analysis below on comparing to the most recent quarters presented above in order to describe the most current business trends that have occurred in the fourth quarter of 2017.
Revenues in the fourth quarter of 2017 were $150,205 which consisted of $36,542 from the Concordia North America segment and $113,663 from the Concordia International segment. The decrease in revenue when compared to the third quarter of 2017 was driven by a $407, or 1%, decrease in revenue from the Concordia North America segment, and a $4,010, or 3%, decrease in revenue from the Concordia International segment. The Concordia North America segment decline in revenue reflects increased competition on authorized generic revenue, partially offset by higher net branded sales. Revenue from the Concordia International segment decreased primarily as a result of expected competition on Liothyronine Sodium during the fourth quarter of 2017, partially offset by a $1,551 increase in revenue as a result of the GBP strengthening against the USD when compared to the third quarter of 2017. The Company became aware of the anticipated launch of an additional competitive product in the second quarter of 2017 and as a result recorded an impairment on product rights associated with Liothyronine Sodium during that period.
Gross profit and adjusted gross profit in the fourth quarter of 2017 both decreased by $8,410 compared to the third quarter of 2017. Gross profit as a percentage of revenue in the fourth quarter of 2017 was 67% compared with the third quarter of 2017 of 70%. This decrease in gross profit as a percentage of revenue was primarily due to additional competition within the Concordia International segment resulting in lower volumes on key products with higher gross profit margins, including Liothyronine Sodium and a shift in product mix within both segments.
Net loss from continuing operations for the fourth quarter of 2017 compared to the third quarter of 2017, increased by $362,288. The increase in net loss is primarily due to $212,827 higher operating expenses due to impairment charges of $207,662 recorded during the fourth quarter

Concordia Management's Discussion and Analysis	Page 20

of 2017, combined with $128,165 higher interest and accretion expenses as a result of accelerating the accretion of deferred financing costs, $19,066 higher fair value loss on derivative contract liabilities and $6,863 higher acquisition restructuring and other costs associated with the Company's objective to realign its capital structure, partially offset by a $21,188 gain on settlement of the two-year equity bridge. Refer to the "Corporate and Other Costs" section of this MD&A for further details with respect to these expense items.
Net loss from continuing operations in the fourth quarter of 2017 was $431,773 compared to Adjusted EBITDA of $70,778. Significant components comprising the difference between these two amounts is a result of $207,662 of impairment charges, $224,091 of interest and accretion expense, $51,162 amortization of intangible assets, $21,129 of acquisition related, restructuring and other costs and $41,983 of change in fair value changes to purchase consideration and derivatives, partially offset by a $21,188 gain on debt settlement and a $9,848 of unrealized foreign exchange gain (refer to the "Non-IFRS Financial Measures" section of this MD&A for a full reconciliation of net loss from continuing operations to EBITDA and Adjusted EBITDA).
Adjusted EBITDA in the fourth quarter of 2017 of $70,778 consisted of $19,880 related to Concordia North America, $56,116 related to Concordia International offset by $5,218 related to Corporate expenses. The decrease of $7,804 compared to the third quarter of 2017 is primarily due to lower Concordia North America and Concordia International segment gross profit as described above, partially offset by a total reduction of operating costs including general and administrative, selling and marketing and research and development expenses of $606 between the third and fourth quarter of 2017.

Concordia Management's Discussion and Analysis	Page 21

Balance Sheet Analysis

As at	Dec 31, 2017	Dec 31, 2016	Change
			$	%
Working capital	281,288	471,496	(190,208)	-40%
Long-lived assets	1,752,261	2,993,016	(1,240,755)	-41%
Other long-term assets	2,466	24,534	(22,068)	-90%
Other current liabilities	3,804,684	180,531	3,624,153	2,007%
Long-term liabilities	141,844	3,686,088	(3,544,244)	-96%
Shareholder's (deficit) equity	(1,910,513)	(377,573)	(1,532,940)	406%
Working Capital
Concordia defines working capital as current assets less accounts payable and accrued liabilities, income taxes payable and provisions. The $190,208 decrease in working capital from December 31, 2016 to December 31, 2017 is primarily due to the following factors:

•
Cash and cash equivalents decreased by $70,887 primarily due to cash outflows used in financing activities, which includes the £72 million ($92,038) final payment of the £144 million earn-out payable to the vendors of the Concordia International segment, and the $13 million settlement of the two-year equity bridge facility, partially offset by cash flows from operating activities;

•
Accounts receivable decreased by $36,464. The Concordia North America segment and Concordia International segment accounts receivable decreased by $22,548 and $13,916, respectively, primarily due to lower sales during the fourth quarter of 2017 compared to the fourth quarter of 2016. The Concordia North America segment decrease was also impacted by the timing of certain payments from our Authorized Generic partners;

•
Inventory decreased by $16,091 primarily due to a $15,386 decrease within the Concordia North America segment. This decrease is primarily a result of receiving certain large deliveries of product in 2016, including active pharmaceutical ingredients, which were not recurring in 2017;

•	Interest receivable decreased by $20,444 due to the termination of the Currency Swaps as further discussed in the "Lending Arrangements and Debt" section of this MD&A.

•
Accounts payable and accrued liabilities increased by $32,420. The increase in accounts payable and accrued liabilities is primarily due to $62,288 higher interest payable as a result of the CBCA process resulting in a stay of interest and principal payments on unsecured credit facilities, and $5,824 higher accounts payable and accrued liabilities at Corporate mainly attributable to higher legal and professional fees incurred in connection with the Company's efforts to realign its capital structure. This increase is partially offset by $20,337 lower interest payable due to the termination of the Currency Swaps and lower accounts payable and accrued liabilities within the Concordia North America and Concordia International segment due to the timing of payments;

•	Provisions increased by $6,862. The increase is primarily due to the processing of certain provisions, and change in sales mix during the period; and

•	Income taxes payable increased by $4,510 as a result of the income tax expense for the period, partially offset by income taxes paid during the period.

Long-Lived Assets
Long-lived assets consist of intangible assets, goodwill and fixed assets. The $1,240,755 decrease in long-lived assets from December 31, 2016 to December 31, 2017 is primarily due to the following factors:

•	Impairments of $1,194,765 recorded in 2017. Refer to "Corporate and Other Costs" section of this MD&A for further information; and

•	Intangible amortization recorded during 2017 of $226,425.

Offset primarily by:

•
A $182,108 increase due to foreign exchange translation of the Intangible assets and Goodwill within the Concordia International segment as a result of the movement in the GBP/USD exchange rate from a spot rate of 1.2305 as at December 31, 2016 to 1.3494 as at December 31, 2017.

Concordia Management's Discussion and Analysis	Page 22

Other Long-Term Assets
Other long-term assets consist of derivative financial instruments and deferred income tax assets. The $22,068 decrease in other long-term assets from December 31, 2016 to December 31, 2017 is primarily due to a $23,555 decrease in value of the derivative financial instrument as a result of movements in USD forward rates relative to GBP and the termination of the Currency Swaps. Refer to the "Lending Arrangements and Debt" section of this MD&A for further details on the termination of the Currency Swaps.
Other Current Liabilities
Other current liabilities consist of the current portion of long-term debt and purchase consideration payable and the cross currency swap liability. The $3,624,153 increase from December 31, 2016 to December 31, 2017 is primarily due to the following factors:

•
The current portion of long-term debt increased by $3,611,926 as a result of the events of default under certain of the Company's credit facilities. For a further discussion refer to the "Lending Arrangements and Debt" section of this MD&A; and

•
The cross currency swap liability balance increased by $114,431 as a result of the counterparty to the Currency Swaps terminating the agreements as a result of the commencement of the CBCA proceeding. For a further discussion refer to the "Lending Arrangements and Debt" section of this MD&A.

Offset primarily by:

•
The current portion of purchase consideration payable decreased by $102,204 primarily due to payments made in respect of the acquisition of the Concordia International segment and acquisition of the four products in June 2016.

Long-Term Liabilities
Long-term liabilities consist of long-term debt, purchase consideration payable, deferred income tax liabilities, derivative financial instruments and other liabilities. The $3,544,244 decrease in long term liabilities from December 31, 2016 to December 31, 2017 is primarily due to the following factors:

•
The long-term portion of debt decreased by $3,469,285 and is now presented as a current liability as a result of the commencement of the CBCA proceeding and the deferral of certain principal and interest payments pursuant to the Company's CBCA proceedings. Refer to the "Lending Arrangements and Debt" section of this MD&A;

•
A decrease of $27,854 in derivative financial instrument liabilities which was terminated during the fourth quarter of 2017 and is now presented within current liabilities as cross currency swap liability. Refer to "Lending Arrangements and Debt" section of this MD&A;

•	A $46,119 decrease to the deferred income tax liability primarily due to the amortization of intangible assets acquired in recent business combinations and the impact of foreign exchange; and

•	A decrease of $956 in purchase consideration payable in 2017 now presented as a current liability.
Shareholders’ Equity
Shareholders’ equity decreased by $1,532,940 from December 31, 2016 to December 31, 2017. The decrease is primarily related to:

•	A net loss for the year ended December 31, 2017 of $1,590,735.

Offset primarily by:

•	A $8,716 net change in equity for share based compensation expense, vesting of RSUs and related reversal of deferred income tax assets; and

•
A net foreign exchange impact of $49,079 from the translation of the Concordia International segment, the Currency Swaps and the GBP denominated term loan as a result of the appreciation of GBP relative to USD during the year.

Concordia Management's Discussion and Analysis	Page 23

Liquidity and Capital Realignment
Realignment of Capital Structure and Going Concern
During the 2017 fiscal year, the Company announced as part of its long-term strategy an objective to realign its capital structure, which includes an intention to significantly reduce the Company’s existing secured and unsecured debt obligations. On October 20, 2017, as part of the Company’s efforts to realign its capital structure, the Company and one of its wholly-owned direct subsidiaries commenced a court proceeding under the CBCA. The CBCA is a Canadian corporate statute that includes provisions that allow Canadian corporations to restructure certain debt obligations, and is not a bankruptcy or insolvency statute. The preliminary interim order issued by the Ontario Superior Court of Justice (the "Court") provides a stay of proceedings against any third party that is party to, or a beneficiary of, any loan, note, commitment, contract or other agreement with the Company or any of its subsidiaries, including the Company's debtholders, from exercising any rights or remedy or any proceeding, including, without limitation, terminating, demanding, accelerating, setting-off, amending, declaring in default or taking any other action under or in connection with any loan, note, commitment, contract, or other agreement of the Company and its subsidiaries on the terms set out in the Court order.
In connection with the Company's efforts to realign its capital structure and as contemplated by the CBCA proceedings, the Company has elected to not make scheduled payments on the following debt obligations: payments under its 7% unsecured senior notes; payments under its 9.5% unsecured senior notes; and payments under its unsecured extended equity bridge facility. In addition, as part of the CBCA proceedings, the Company has terminated the $200 million revolving facility under the Credit Agreement, that was not drawn at the time of the commencement of the CBCA proceedings. During the CBCA proceedings, the Company has been, and intends to, continue to make scheduled ordinary course interest and principal payments under its secured debt facilities, as applicable. Refer to the "Lending Arrangements and Debt" section of this MD&A for additional details associated with events of default applicable under certain of the Company's credit facilities. On November 9, 2017, the Company entered into an agreement to settle its $34 million equity bridge facility at a discounted amount.
The commencement of the CBCA proceedings resulted in an event of default under the Credit Agreement, indentures governing the Company's 9% senior secured notes and 9.5% unsecured notes and the Currency Swaps, which defaults are subject to the stay of proceedings granted by the Court. As a result of the foregoing events of default, a cross default was triggered under the indenture governing the 7% unsecured senior notes and the extended bridge facility, however any demand for payment of this debt has been stayed by the preliminary interim order granted by the Court in the CBCA proceedings. As a result of these events all debt arrangements are presented as current liabilities. On October 20, 2017, the Company was notified by the counterparty to the Currency Swaps that one or more events of default occurred under the swap agreements as a result of the Company obtaining a preliminary interim order from the Court pursuant to the arrangement provisions of the CBCA. As a result of the foregoing, the counterparty to the Currency Swaps designated October 23, 2017 as the early termination date with respect to all transactions under the Currency Swaps . During the CBCA proceedings, the Company has been and intends to continue to make interest payments on the termination amount of the Currency Swaps, pursuant to the terms of the termination agreement between the Company and the counterparty.

Future liquidity and operations of the Company are dependent on the ability of the Company to restructure its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Company does not complete the realignment of its capital structure through the CBCA process described above, it will be necessary to pursue other restructuring strategies, which may include, among other alternatives, proceedings under the Companies Creditors Arrangement Act and / or a filing under the United States Bankruptcy Code. The Company may not be able to restructure and reduce its debt obligations and this results in a material uncertainty that may cast significant doubt upon the Company’s ability to continue as a going concern.
The financial statements for the year ended December 31, 2017 have been prepared on a going concern basis, which asserts the Company has the ability in the near term to continue to realize its assets and discharge its liabilities and commitments in a planned manner giving consideration to the above and expected possible outcomes. Conversely, if the going concern assumption is not appropriate, adjustments to the carrying amounts of the Company's assets, liabilities, revenues, expenses and balance sheet classifications may be necessary, and these adjustments could be material.
As of December 31, 2017, the Company’s liquidity primarily consisted of approximately $327 million (2016 - $398 million) of cash and cash equivalents. During the CBCA process, the Company intends to continue to operate its business and satisfy its obligations to its service providers, suppliers, contractors and employees in the ordinary course of business.

Concordia Management's Discussion and Analysis	Page 24

Sources and Uses of Cash

For the years ended (in $000’s)	Dec 31, 2017	Dec 31, 2016
Cash from Operating Activities	283,159	408,290
Cash used in Investing Activities	(537)	(31,592)
Cash used in Financing Activities	(372,380)	(94,765)
Total	(89,758)	281,933
The Company's business continues to generate cash flows from operating activities. Cash flows from operations represent net income adjusted for changes in working capital, non-cash items and excludes interest paid, interest received and contingent consideration paid as this is recorded within cash used in financing activities.
Cash used in financing activities is comprised of $294,297 of interest payments, partially offset by $76,616 interest received during the year, $97,420 for payments of contingent consideration, and $57,279 of long term debt principal repayments.
Cash and Capital Management
The purpose of cash and capital management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of the Company as they come due. Since inception, the Company has financed its cash requirements primarily through the issuances of securities, short-term borrowings, long-term debt as well as cash flows generated from operations.
Liquidity risk is the risk that the Company may encounter difficulty meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure.
As described above and in the "Recent Events" section of this MD&A, the Company's capital management plan is to willingly enter into negotiations with its creditors to realign its capital structure. As a result of certain events associated with the CBCA proceedings, the Company may not have the ability to transfer certain funds, which could have an impact on the Company's liquidity.
In managing the Company’s capital, Management estimates future cash requirements by preparing annual financial forecasts for review and approval by the Board. The financial forecasts are reviewed and updated periodically and establish approved activities for the year and estimates the costs associated with those activities. Forecast to actual variances are prepared and reviewed by Management and are presented regularly to the Board.

Concordia Management's Discussion and Analysis	Page 25

Lending Arrangements and Debt

(in $000’s)	Dec 31, 2017	Dec 31, 2016
Term Loan
- USD term loan	1,061,500	1,089,000
- GBP term loan	651,086	609,099
- Revolver	n/a	—
Bridge Facilities	100,832	134,444
9.5% Senior Notes	790,000	790,000
7% Senior Notes	735,000	735,000
9% Secured Notes	350,000	350,000
Total long-term debt	3,688,418	3,707,543
Less: current portion	(3,688,418)	(76,492)
Long-term portion	—	3,631,051
As at December 31, 2017, approximately 82% of total lending arrangement debt is denominated in USD (December 31, 2016 - 84%) and 18% denominated in GBP (December 31, 2016 - 16%).
The commencement of the CBCA proceedings resulted in an event of default under the Credit Agreement, indentures governing the Company's 9% senior secured notes and 9.5% unsecured notes and the Currency Swaps, which defaults are subject to the stay of proceedings granted by the Court. As a result of the foregoing events of default, a cross default was triggered under the indenture governing the 7% unsecured senior notes and the extended bridge facility, however any demand for payment of this debt has been stayed by the preliminary interim order granted by the Court in the CBCA proceedings. As a result of these events all debt arrangements are presented as current liabilities. In addition, as part of the CBCA process the Company has terminated the $200 million revolving facility under the Credit Agreement. On October 20, 2017, the Company was notified by the counterparty to the Currency Swaps that one or more events of default occurred under the swap agreements as a result of the Company obtaining a preliminary interim order from the Court pursuant to the arrangement provisions of the CBCA. As a result of the foregoing, the counterparty to the Currency Swaps designated October 23, 2017 as the early termination date with respect to all transactions under the Currency Swaps.
In accordance with the preliminary interim order from the Court, the Company has continued to make ordinary course scheduled interest and principal payments, as applicable, on its secured facilities (USD term loan, GBP term loan and 9% secured notes), however has deferred payments on its unsecured facilities, which payments are stayed pursuant to the terms of the preliminary interim order. The Company is continuing to accrue interest on all outstanding credit facilities in accordance with the various debt agreements. During the year ended December 31, 2017 the Company's cash on hand and free cash flow from operating activities was used to make $57,279 of principal repayments and pay $294,297 of interest.
Details of the lending arrangements are further disclosed in the notes to the consolidated financial statements for the year ended December 31, 2017.
The following table presents repayments of long-term debt principal, interest payments on long-term debt, net interest payments on the cross currency swap liability and purchase consideration on an undiscounted basis:

	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Long-term debt (1)	3,688,418	—	—	—	—	—	3,688,418
Interest on long-term debt(2)	106,568	—	—	—	—	—	106,568
Cross currency swap liability	114,431	—	—	—	—	—	114,431
Purchase consideration(3)	1,000	—	1,000	1,000	11,191	1,000	15,191
Total	3,910,417	—	1,000	1,000	11,191	1,000	3,924,608

(1)	All long-term debt as at December 31, 2017 has been presented as a current liability. Refer to the discussion above on long-term debt classification and the CBCA proceedings.

Concordia Management's Discussion and Analysis	Page 26

(2)	The contractual interest amount as at December 31, 2017 reflects the accrued interest payable on long-term debt.

(3)	Refer to the "Contractual Obligations and Purchase Consideration - Purchase Consideration" section of this MD&A for further information.

Concordia Management's Discussion and Analysis	Page 27

Contractual Obligations and Purchase Consideration
Contractual Obligations
The Company had the following commitments under operating leases, relating to rental commitments for its international office locations, aircraft lease and computer and electronic equipment leases:

$
2018	4,010
2019	3,177
2020	1,556
2021	770
2022	166
Thereafter	156
Total	9,835
On October 13, 2017, two subsidiaries of the Company, Concordia Pharmaceuticals (US), Inc. and Pinnacle Biologics, Inc. entered into an agreement with the Company’s Chief Executive Officer to guaranty payments due under the officer’s employment agreement.
In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Company entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Company entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.
In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of the purchaser's payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by the purchaser in connection therewith that contained payment or indemnification obligations. Pursuant to the terms of the purchase agreement entered into in connection with the acquisition of a portfolio of products from Covis Pharma S.à r.L. and Covis Injectables S.à r.L. the Company guaranteed the purchaser's obligations under the purchase agreement. Pursuant to the share purchase agreement entered into by the Company in connection with the acquisition of the Concordia International segment, the Company guaranteed the obligations of the purchaser under the agreement and related transaction documents.
All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to defend lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company holds directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions. A guarantee of the obligations under the employment agreement for one of the Company's officers has been provided by certain subsidiaries of the Company.
Off Balance Sheet Arrangements
Other than the contractual obligations under operating leases described in the "Contractual Obligations" section of this MD&A, the Company has not engaged in any off balance sheet arrangements.
Purchase Consideration

As at	Dec 31, 2017	Dec 31, 2016
Due to former owners of the Concordia International segment	—	88,000
Concordia International segment purchase consideration	—	15,383
Pinnacle purchase consideration	8,384	8,161
Total	8,384	111,544
The purchase consideration due to the vendors of the Concordia International segment was part of the consideration paid for the acquisition of the Concordia International segment. The Company agreed to pay to the vendors a maximum cash earn-out of £144 million (with a fair value at closing of $206.5 million) based on the segment's future gross profit over a period of 12 months from October 1, 2015. On September 30, 2016 the Company exercised its option to defer the payment of one-half of this earn-out to February 1, 2017, which deferred amount

Concordia Management's Discussion and Analysis	Page 28

accrued interest from the date of deferral on a daily basis at a rate of 8% per annum. On December 19, 2016 and February 1, 2017, the Company paid £72 million and approximately £73.5 million, respectively, to the vendors to satisfy the Company's obligation to make the earn-out payments. (For further information regarding the acquisition of the Concordia International segment, refer to Note 5 of the consolidated financial statements for the year ended December 31, 2016.)
The Concordia International segment purchase consideration as at December 31, 2016 includes additional purchase consideration as a result of the acquisition of four products that was completed during the second quarter of 2016. As part of the consideration paid, the Company was obligated to pay the counterparty to this acquisition a maximum cash earn-out of £7 million if certain performance and supply targets were achieved. This earn-out was paid in full on February 6, 2017.
Prior to the acquisition of the Concordia International segment, the legacy businesses of the Company and the Concordia International segment had certain purchase consideration liabilities associated with prior acquisitions. These arrangements are described in Note 21 of the consolidated financial statements for the year ended December 31, 2016 by each type of arrangement. Management makes estimates and uses key assumptions in arriving at the fair value of purchase consideration at each reporting period and records changes in fair value in the statement of income in the period the changes occur.

Concordia Management's Discussion and Analysis	Page 29

Related Party Transactions
The Company paid legal fees, including professional services for advice relating to intellectual property matters, to a firm affiliated with a director of the Company in the amount of $nil during the year ended December 31, 2017 (2016 - $30; 2015 - $53). As at February 9, 2016, the firm affiliated with the director ceased providing legal services to the Company, apart from clerical and administrative work related to the transfer of files.
Certain current employees of the Concordia International segment had an equity interest in the Concordia International segment at the time of its sale to the Company.  As a result, pursuant to the share purchase agreement entered into by the Company in connection with the acquisition of the Concordia International segment, these employees received a portion of the consideration paid by the Company to the vendors of the Concordia International segment (including the earn-out consideration paid in December 2016 and February 2017, respectively).
Compensation for directors and key management, consisting of salaries, bonuses, other benefits, severance and director fees for the year ended December 31, 2017 amounted to $10,721 (2016 - $7,928; 2015 - $7,549). The compensation for the period includes severance payable to the former Chief Operating Officer and the former Chief Financial Officer.

Share based compensation expense recorded for key management and directors, for the year ended December 31, 2017 amounted to $4,804 (2016 - $11,465; 2015 - $8,842). The stock based compensation for the year includes the accelerated vesting of stock options and RSUs held by a former officer of the Company.

Concordia Management's Discussion and Analysis	Page 30

Non-IFRS Financial Measures
This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute analysis of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, Adjusted Gross Profit, Adjusted Net Income and Adjusted EPS to provide investors with supplemental information of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service requirements, in making capital expenditures, and to consider the business's working capital requirements.
During the third quarter of 2017 the Company amended its definition of Adjusted EBITDA and Adjusted Net Income to adjust for costs associated with management retention costs, included within Acquisition, restructuring and other costs. Management believes that these costs should be adjusted to provide analysts, investors and other interested parties with results reflecting the core business. This amendment had no material impact on previously issued non-IFRS measures.

The definition and reconciliation of Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.
Adjusted Gross Profit
Adjusted gross profit is defined as gross profit adjusted for non-cash fair value increases to the cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

	Quarter ended		Year ended
For the periods ended	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
Gross profit per financial statements	100,200	120,464	435,537	594,957
Add back: Fair value adjustment to acquired inventory	—	394	311	21,412
Adjusted gross profit	100,200	120,858	435,848	616,369
EBITDA
EBITDA is defined as net income adjusted for net interest and accretion expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), management retention costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA, among other non-IFRS financial measures, as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

Concordia Management's Discussion and Analysis	Page 31

	Quarter ended		Year ended
For periods ended	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
Net loss from continuing operations	(431,773)	(663,761)	(1,590,735)	(1,314,093)

Interest and accretion	224,091	91,742	506,794	300,690
Interest income	(5,127)	(16,628)	(61,302)	(21,671)
Income taxes	(8,954)	(23,010)	(36,757)	(34,801)
Depreciation	475	512	1,962	1,939
Amortization of intangible assets	51,162	41,148	226,425	182,819
EBITDA	(170,126)	(569,997)	(953,613)	(885,117)
Impairments	207,662	562,105	1,194,765	1,132,243
Fair value adjustment to acquired inventory	—	394	311	21,412
Acquisition related, restructuring and other	21,129	20,309	46,778	35,968
Share-based compensation	285	3,438	8,711	30,753
Fair value changes of purchase consideration and derivatives	41,983	(20,599)	110,986	(6,309)
Foreign exchange (gain) loss	881	1,403	1,551	(3,626)
Unrealized foreign exchange (gain) loss	(9,848)	82,672	(72,891)	128,574
Legal settlements and related legal costs	—	783	—	14,246
Gain on debt settlement	(21,188)	—	(21,188)	—
Adjusted EBITDA	70,778	80,508	315,410	468,144

Concordia Management's Discussion and Analysis	Page 32

Adjusted Net Income and Adjusted EPS
Adjusted EPS is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), management retention costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange, non-cash accretion expense and the tax impact of the above items. Management believes that Adjusted Net Income and Adjusted EPS are important measures of operating performance and cash flow, and provides useful information to investors.

	FY 2017	Q4-2017	Q3-2017	Q2-2017	Q1-2017	FY 2016	Q4-2016	Q3-2016	Q2-2016	Q1-2016

Weighted average number of fully diluted shares	53,447,217	53,747,659	52,481,324	53,732,989	52,690,190	51,798,382	51,623,190	51,862,590	52,081,161	51,762,381
Net income (loss), continuing operations	(1,590,735)	(431,773)	(69,485)	(1,010,653)	(78,824)	(1,314,093)	(663,761)	(75,147)	(570,384)	(4,801)
Adjustments
Fair value adjustment to acquired inventory	311	—		—	311	21,412	394	1,506	869	18,643
Share-based compensation	8,711	285	2,999	2,475	2,952	30,753	3,438	10,069	8,889	8,357
Exchange listing costs	—	—	—	—	—	—	—	—	—	—
Acquisition, restructuring and other	46,778	21,129	14,266	6,167	5,216	35,968	20,309	4,251	7,860	3,548
Depreciation	1,962	475	499	500	488	1,939	512	528	469	430
Amortization of intangible assets	226,425	51,162	51,076	67,470	56,717	182,819	41,148	42,715	52,361	46,595
Impairments	1,194,765	207,662	—	987,103	—	1,132,243	562,105	3,062	567,076	—
Foreign exchange (gain) loss	(71,340)	(8,967)	(23,184)	(30,514)	(8,675)	124,948	84,075	55,666	(7,816)	(6,977)
Fair value changes of purchase consideration and derivatives	110,986	41,983	21,357	20,140	27,506	(6,309)	(20,599)	(323)	6,288	8,325
Gain on debt settlement	(21,188)	(21,188)	—	—	—	—	—	—	—	—
Interest accretion	164,091	140,254	7,995	8,381	7,461	30,064	7,453	7,348	7,692	7,571
Legal settlement and related legal cost (2)	—	—	—	—	—	14,246	783	—	13,463
Tax adjustments (1)	(60,960)	(15,925)	(2,621)	(40,930)	(1,484)	(69,819)	(29,125)	(14,047)	(15,052)	(11,595)
Adjusted net income, continuing operations	9,806	(14,903)	2,902	10,139	11,668	184,171	6,732	35,628	71,715	70,096
Adjusted EPS diluted, continuing operations	0.18	(0.28)	0.06	0.19	0.22	3.56	0.13	0.69	1.38	1.35
Amounts shown above are results from continuing operations, excluding discontinued operations.

Concordia Management's Discussion and Analysis	Page 33

Notes:
(1) The Company has included in tax adjustments the current and deferred income taxes presented in the consolidated statements of income (loss) to the extent that these relate to adjustments made to net income (loss) from continuing operations. The income taxes presented in the consolidated statements of income (loss), after including the tax adjustments, represents the Company’s estimate of the income taxes in respect of adjusted net income (“Tax on Adjusted Net Income”).  Tax on Adjusted Net Income does not represent the Company’s expectation of its current cash income tax obligations as such obligations are further impacted by: (i) the tax impact of certain adjustments made to net income (loss) from continuing operations but which do impact current cash income tax obligations, e.g., the tax impact of adjustments for stock based compensation, depreciation and amortization; and (ii) when such income tax obligations are required to be paid, which is a function of the laws applicable in the jurisdiction to which the payment is due.
(2) Represents legal settlements of $13.2 million discussed in the "Litigation and Arbitration" section of this MD&A and $1.0 million of related legal representation costs.

Concordia Management's Discussion and Analysis	Page 34

Critical Accounting Estimates
In preparing the Company’s consolidated financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods.
Significant estimates made by Management include: gross to net deductions; allowance for doubtful accounts; inventory reserves; useful lives of amortizable tangible and intangible assets; recoverability of long lived assets and related impairments; fair value of assets acquired in a business combination; fair value of contingent consideration; fair value of foreign currency financial instruments; weighted average cost of capital; fair value of share-based payments and income tax expense; and realization of deferred income tax assets. On an ongoing basis, Management reviews the estimates to ensure that they appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by Management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.
Chargebacks
The provision for chargebacks is a significant and complex estimate used in the recognition of revenue. In the United States, the Company sells its products directly to wholesale distributors. The wholesale distributors sell directly to independent pharmacies, managed care organizations, hospitals and group purchasing organizations (“indirect customers”). The difference between what price the Company sells to the wholesaler and what price the wholesaler sells to the indirect customer is called a chargeback. The provision for chargebacks is based on the historical sales mix of the wholesalers for their government and retail customers. As sales are made to large wholesale customers, the Company continually monitors the provision for chargebacks and makes adjustments when it believes that actual chargebacks may differ from estimated provisions.
Returns
The provision for returns is a significant and complex estimate used in the recognition of revenue. The Company has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. The Company estimates provisions for returns based upon historical experience, representing management’s best estimate. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future returns. The Company continually monitors provisions for returns and makes adjustments when it believes that actual product returns may differ from established reserves.
Rebates
The provision for rebates is a significant and complex estimate used in the recognition of revenue. Rebates are granted to healthcare authorities and under contractual arrangements with certain customers. Products sold in the United States are covered by various programs (such as Medicaid and Medicare) under which products are sold at a discount. The Company estimates its provisions for rebates based on current contractual terms and conditions as well as the historical experience, changes to business practices and credit terms. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future rebate liabilities. The Company continually monitors the provision for rebates and makes adjustments when it believes that actual rebates may differ from established provisions. All rebates are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.
Other Price Adjustments
The provision for other price adjustments is a significant and complex estimate used in the recognition of revenue. Other price adjustments are credits issued by the wholesaler to reflect various decreases in the selling price. The price that the Company sells to the wholesaler is called the Wholesale Acquisition Cost (or “WAC”). Decreases to WAC are discretionary decisions made by the wholesalers to reflect competitive market conditions. Amounts recorded for other price adjustments are based upon estimated declines in market prices. The Company regularly monitors these and other factors and re-evaluates the provision as additional information becomes available.
Prompt Pay
The provision for prompt pay is an estimate used in the recognition of revenue. Prompt pay are discounts offered to customers for making early payments on their invoices within a defined period of time, prior to the payment due date under the Company's normal payment terms. The Company estimates provisions for prompt pay based upon historical experience, representing Management’s best estimate. The Company continually monitors provisions for prompt pay and makes adjustments when it believes that actual prompt pay discounts may differ from established reserves.

Concordia Management's Discussion and Analysis	Page 35

Share-based Payments and Compensation
The compensation expense related to share-based payments is determined using the Black-Scholes and Monte Carlo option pricing models. The assumptions used in the model are weighted average share price at the grant date, exercise price, volatility, dividend yield, expected option life, forfeiture rate and risk free interest rate.
Impairment of Non-Financial Assets
The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. It also reviews annually non-financial assets with indefinite life for impairment. If the recoverable amount of the respective non-financial asset is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, Management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.
Amortization of intangible and other assets
The amortization expense related to intangible and other assets is determined using estimates relating to the useful life of the related assets.
Change in Estimate
The amortization expense related to intangible and other assets is determined using estimates relating to the useful life of the related assets. During the first quarter of 2017, the Company assessed the use of the straight line amortization method for certain intangible assets within the Concordia North America segment and determined that, based on recent developments and historical patterns of economic consumption, these assets should be amortized based on a declining balance model.  Specifically, the Company determined that this method of amortization better reflects the pattern in which the assets future economic benefits are expected to be consumed by the Company, and that based on recent historical experience and knowledge about its intangible assets, this pattern can be determined reliably.
Within the Concordia International segment Management has reassessed the useful lives of the product rights that have been impaired to align with the economic life of the product rights.
Both of these changes in estimates resulted in an increase in amortization expense for the year ended December 31, 2017 of $95 million (2016 - $nil)
Income Taxes
The Company is subject to income taxes in numerous jurisdictions. The integrated nature of the Company’s global operations gives rise to many transactions in the ordinary course of business in respect of which the determination of income for tax purposes may be uncertain. The Company uses judgment to determine its income for tax purposes, which may impact the recognized amount of assets or liabilities, the disclosure of contingent liabilities or the reported amount of revenue or expense during the reporting period. The Company evaluates these judgments based upon historical experience, current and expected future outcomes, third-party evaluations and various other assumptions believed to be reasonable in the circumstances.
The evaluation by the Company may result in an unrealized tax benefit in connection with taxation years that have not yet been reviewed by the relevant tax authority. The Company believes that the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which may otherwise result in uncertainty in the determination of income for tax purposes. The unrealized tax benefit is determined based on the Company’s estimate of the potential outcomes and is reviewed during each reporting period. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the finally determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.
A deferred tax asset is generally recognized for any temporary difference in respect of an asset where the tax base exceeds the carrying amount and to the extent that it is probable that income for tax purposes will be available from which the temporary difference can be deducted and in respect of a liability where the carrying amount exceeds the tax base. The amount of the deferred tax asset recognized could be reduced if income or temporary differences from which the asset can be deducted do not materialize, which might occur due to various factors, including adverse business conditions. The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient income for tax purposes will be available from which the temporary difference can be deducted. The magnitude of any reduction of the amount of any temporary difference recognized is significantly influenced by the Company’s forecast of income for tax purposes.

Concordia Management's Discussion and Analysis	Page 36

Accounting for Acquisitions
The Company assesses whether an acquisition should be accounted for as an asset acquisition or a business combination under IFRS 3, "Business Combinations" ("IFRS 3"). This assessment requires management to make judgments on whether the assets acquired and liabilities assumed constitute a business as defined in IFRS 3 and if the integrated set of activities, including inputs and processes acquired, is capable of being conducted and managed as a business and the Company obtains control of the business. The Company’s acquisitions have been accounted for as business combinations.
Other areas of estimation include the determination and fair value measurement of the purchase price contingent consideration on business combinations, which includes the Company developing its best estimates under IFRS 13, "Fair Value Measurement" ("IFRS 13"), of projected earnings targets, the probability of the contingency being achieved, and the discount rate. Management is also required to make estimates of the fair value of assets acquired and liabilities assumed in business combinations.
Going Concern
The assessment of material uncertainties related to events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this assessment, Management considers all relevant information, as described in the "Liquidity and Capital Realignment" section of this MD&A.
Current and Future Accounting Pronouncements
Note 3 of the consolidated financial statements as at and for the year ended December 31, 2017 includes current and future significant accounting standards applicable to the Company.

Concordia Management's Discussion and Analysis	Page 37

Contingencies
Royalties
The Company has a commitment to pay royalties on certain products acquired from Shionogi Inc. in May 2013 and certain products acquired as part of the acquisition of a portfolio of products from Covis Pharma S.à r.l. and Covis Injectable S.à r.l. on April 21, 2015, at certain prescribed rates. These royalties are payable on a quarterly basis. During the year ended December 31, 2017 the royalty expense was $2,945.
Litigation and Arbitration
From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, commercial, antitrust, government and regulatory investigations, related private litigation and ordinary course employment-related issues. From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets. Certain of these proceedings and actions are described below.
Unless otherwise indicated the Company cannot reasonably predict the outcome of these legal proceedings, nor can it currently estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its common shares and/or debt securities to decline.
The Company and certain of its former executive officers are the subject of various class action complaints relating to the Company’s August 12, 2016 press release, whereby the Company revised its 2016 guidance.  The complaints allege that the Company issued false and misleading statements to investors and/or failed to disclose that: the Company was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss this action was filed by the Company on February 20, 2017. On March 21, 2017, the plaintiffs in this action filed a response to the motion to dismiss, and on April 5, 2017 the Company filed a reply to plaintiffs' response. On July 28, 2017, the United States District Court, Southern District of New York denied the motion to dismiss in part and granted it in part. On February 7, 2018, the plaintiffs filed a notice of motion for class certification.

The Company and certain of its former executive officers were also subject to a class action complaint alleging that the Company made false and/or misleading statements, as well as, failed to disclose material adverse facts about the Company's business operations and prospects, in the Company's Registration Statement, Prospectus and Supplemental Prospectus issued in connection with the Company's secondary offering completed on September 30, 2015. Specifically, the claim alleged that the statements were false and/or misleading and/or failed to disclose that: (i) the Company was experiencing a substantial increase in market competition against Donnatal®, and other products; (ii) consequently the Company's financial results would suffer and the Company would be forced to suspend its dividends; and (iii) as a result of the foregoing, the defendant's statements about the Company's business operations and prospects were false and misleading and/or lacked a reasonable basis. On June 27, 2017, the plaintiff in this action voluntarily dismissed the complaint on a without prejudice basis.

The Company and certain of its former executive officers and a former director are subject to a securities class action filed in Quebec, Canada. The amended statement of claim alleges that the Company failed to disclose adverse material facts relating to, and misrepresented, among other things, the Company's business model, growth platforms, proforma revenues and dividend payments in certain disclosures from March 23, 2016 to August 11, 2016. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted. On June 15, 2017, the plaintiff in the action discontinued their claim against the Company's Board of Directors (other than the one former director) and certain of its former executive officers.

On October 19, 2017, a statement of claim was filed in Ontario, Canada against the Company and certain of its former executive officers on behalf of all persons and entities, other than persons resident in Quebec, Canada, which alleges substantially the same claims as the Quebec action described above. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted.

On October 25, 2016, the Company announced that the UK Competition and Markets Authority (CMA) commenced an investigation into various issues in relation to the UK pharmaceutical sector, and that the Concordia International segment was part of the inquiry. The CMA’s investigation includes matters that pre-date Concordia’s ownership of the Concordia International segment and relates to the Company’s pricing of three products. On May 31, 2017, the Company announced that the CMA notified the Company that it was continuing its investigation after an initial stop/go decision. On November 21, 2017, the Company announced that the CMA issued a statement of objections to the Company, and the former owners of the Concordia International segment, Hg Capital and Cinven, in relation to the pricing of one of the three products, liothyronine, in the United Kingdom between November 2007 and July 2017. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. On February 15, 2018, the Company announced that the CMA notified the Company that it was closing its investigation related to Fusidic Acid, also one of the three products under investigation.

Concordia Management's Discussion and Analysis	Page 38

On March 3, 2017, the Company announced that the CMA issued a statement of objections to a third party and the Company in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. On May 26, 2017, the Company responded in detail to the statement of objections and on July 20, 2017 the Company attended an oral hearing to present the key points of its response to the CMA decision panel. This investigation includes matters that pre-date the Company’s ownership of the Concordia International segment.

On October 11, 2017, the Company announced that the CMA commenced additional investigations in relation to the UK pharmaceutical sector, and that the Concordia International segment and certain of its products are part of the inquiry. These investigations are at an early information gathering stage and the CMA has confirmed that, at this time, it has not reached a conclusion on whether competition law has been infringed. These investigations include matters that predate the Company's ownership of the Concordia International segment.

During the first quarter of 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell in certain US regions a non-FDA approved copy of Donnatal®. On January 6, 2016, the Company commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, the Company became aware that this non-FDA approved product was introduced into certain US regions. On October 4, 2016 and November 16, 2016, the Company dismissed its claims against the listing services on a without prejudice basis, respectively. On March 15, 2017, the Court ruled on the third party's motion to dismiss the Company's claim, denying such motion in part and granting it in part. On March 29, 2017, the third party filed its answer and counter claim in response to the Company's claim. On August 16, 2017, this third party filed a motion to amend its counterclaim to add factual allegations detailing the scope of the Company's campaign to disparage its products and interfere with its contractual and business relationships. On November 8, 2017, the court granted the Company's motion for leave to file its second amended complaint, permitting the Company to include its direct false advertising claim. The Company continues to pursue this lawsuit vigorously. In a similar lawsuit commenced against Method Pharmaceuticals, LLC ("Method") and its principal owner, the Company received a favorable jury verdict on April 21, 2016 and was awarded damages in the amount of approximately $733. On March 2, 2017, the United States District Court - Western District of Virginia, Charlottesville Division, granted the Company's motion for enhanced damages in part, to amend the judgment against Method and its principal owner to reflect an award of damages in the total amount of approximately $2.2 million. On March 30, 2017, Method filed a motion to reconsider the order on enhanced damages. On April 13, 2017, the Company filed an opposition to Method's motion to reconsider. On July 19, 2017, the court denied Method's motion to reconsider and further awarded the Company an additional $15 in costs. On August 30, 2017, Method filed a notice of appearance with the United States Court of Appeals for the Fourth Circuit to appeal the enhanced damages award. On February 1, 2018, Method and its principal owner and the Company settled the enhanced damages award.

During the second quarter of 2017, the Company became aware that an additional third party had launched a competitor product to Donnatal®. The Company continues to assess its legal rights against such third party.

The Company was subject to a class action proceeding in relation to one of its third party distributors purportedly faxing unsolicited advertisements to market Ulesfia® in violation of the Telephone Consumer Protection Act. On April 9, 2017, the court in this action dismissed the Company's motion to dismiss and on June 8, 2017 the court denied the Company's motion for reconsideration. On November 6, 2017, the court issued an order re-evaluating its previous finding of personal jurisdiction, which order required the plaintiffs in this action to make a new submission rebutting the evidence submitted by defendants showing that there is no personal jurisdiction. On December 1, 2017, the court dismissed this claim against the Company for lack of personal jurisdiction.

During the second quarter of 2016, the Company agreed to settle a previously disclosed arbitration proceeding commenced by a former financial advisor to the Company, whereby the financial advisor had claimed it was owed approximately $12.3 million in connection with the Covis Acquisition and $26 million in connection with the Concordia International Acquisition, plus accrued interest on such amounts. As part of the settlement, the financial advisor released all claims against the Company and the Company agreed to pay a settlement amount of $12.5 million, which has been recorded in litigation settlement along with $0.96 million associated legal costs.

On September 16, 2016, the Company announced the introduction of a bill into the U.K. House of Commons to amend and extend existing provisions of the National Health Service Act 2006 to enable the Secretary of State to help manage the cost of health service medicines. On April 27 2017, the U.K. government accorded Royal Assent to the Act. The Act introduces provisions in connection with controlling the cost of health service medicines and other medical supplies. The Act also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. The Company continues to monitor the implementation of the Act. While the effects of the Act are unknown at this time, the Act could impose certain risks and uncertainties on the Company's operations and cash flows.

Concordia Management's Discussion and Analysis	Page 39

Outstanding Share Data
The authorized capital of the Company consists of an unlimited number of common shares. As at December 31, 2017 and March 7, 2018, the Company had, respectively, 51,282,901 and 51,283,574 common shares issued and outstanding. As at December 31, 2017 and March 7, 2018, there were, respectively, 1,555,000 and 1,427,500 stock options outstanding that entitle the holders thereof to purchase one common share of the Company per stock option held.
As at December 31, 2017 and March 7, 2018, the Company had, respectively, 2,374,397 and 2,371,904 unvested RSUs outstanding. Each RSU can be settled either in cash or common shares issued from treasury or a combination of cash and common shares issued from treasury at the sole discretion of the Company.
As at December 31, 2017 and March 7, 2018, the Company had 30,033 unvested DSUs outstanding. Each DSU can be settled either in cash or common shares issued from treasury or a combination of cash and common shares issued from treasury at the sole discretion of the
Company.

Concordia Management's Discussion and Analysis	Page 40

Internal Control over Financial Reporting and Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting and disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) or 15d-15(e)). Internal control is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.
Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial conditions, results of operations and cash flows of the Company for the periods presented in the Company's MD&A. The Company's disclosure controls and procedures framework included processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosures.
Together, the internal control over financial reporting and disclosure controls and procedure frameworks provide internal control over financial reporting and disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Further, the effectiveness of disclosure controls and internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or proceedings may change.
The Company carried out an evaluation, under the supervision and with the participation of its Management, including the Chief Executive Office (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in the Exchange Act Rule 13a-15(3)) as of the end of the period covered by this report. Based upon that evaluation, Management concluded that the Company's disclosure controls and procedures were effective as of December 31, 2017.
Under their supervision and with the participation of Management, including the CEO and CFO, an evaluation of the effectiveness of the design and operations of the Company’s internal control over financial reporting as at December 31, 2017 was conducted based on the framework and criteria established in Internal Control - Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2017.
Management's Annual Report on Internal Control over Financial Reporting is filed with the Company's audited consolidated financial statements. The effectiveness of the Company's internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in their audit report, which is filed with our audited consolidated financial statements.

There were no changes in the Company’s internal control over financial reporting which occurred during the twelve months ended December 31, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Concordia Management's Discussion and Analysis	Page 41